UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 24, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to                     .

Commission file number: 1-5837

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MECHANICAL UNIONS SAVINGS TRUST

135 Morrissey Boulevard
P.O. Box 2378 Boston
MA 02107-2378

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE NEW YORK TIMES COMPANY

229 West 43rd Street
New York, NY 10036

The following financial statements are included in this Report:

Report of independent public accountants, including:

A statement of net assets available for plan benefits as of December 24, 2002 and December 24, 2001.

Statement of changes in net assets available for plan benefits for each of the years ending December 24, 2002, December 24, 2001 and December 24, 2000.

Notes to financial statements.

Schedule I — Supplemental schedule of investments as of December 24, 2002.

Signatures

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MECHANICAL UNIONS SAVINGS TRUST

By /s/ Richard Ford

Richard Ford Administrative Trustee

Dated: June 23, 2003

MECHANICAL UNIONS SAVINGS TRUST

FINANCIAL STATEMENTS AS OF

DECEMBER 24, 2002

JAMES J. GARRITY

CERTIFIED PUBLIC ACCOUNTANT

P.O. BOX 448
733 NEPONSET STREET
NORWOOD, MASSACHUSETTS 02062
(781) 769-5522 • (FAX) 769-4061

INDEPENDENT AUDITOR'S REPORT

To the Administrative Trustees of the
Mechanical Unions Savings Trust:

We have audited the accompanying Statements of net assets available for plan benefits of the Mechanical Unions Savings Trust (the Plan) as of December 24, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 24, 2002, and the supplemental schedule of assets held for investment purposes at end of the year at December 24, 2002. These financial statements and supplemental schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note C, which was certified by Putnam Fiduciary Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedule. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 24, 2002 that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We have audited the statement of net assets available for plan benefits of Mechanical Union Savings Trust as of December 24, 2001, and in our report dated June 17, 2002, we expressed our opinion that such financial statement presents fairly, in all material respects, the financial status of the Mechanical Union Savings Trust as of December 24, 2001, in conformity with accounting principles generally accepted in the United States of America.

Norwood, Massachusetts
June 19, 2003

MECHANICAL UNIONS SAVINGS TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 24, 2002

	2002	2001
ASSETS:
Investments, at market value	$31,480,749	$36,555,018
Mutual Funds	550,359	804,368
Insurance Contract	509,237	552,771
Equity Securities
NET ASSETS AVAILABLE FOR BENEFITS	$32,540,345	$37,912,157

The accompanying notes are an integral
part of these financial statements.

MECHANICAL UNIONS SAVINGS TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS

For the years ended December 24, 2002

	2002	2001	2000
ADDITIONS TO NET ASSETS

Investment income
Net realized/unrealized gains (losses)	$(4,257,534)	$(3,370,069)	$(1,878,733)
Interest/dividend income	27,764	90,051	231,193
	(4,229,770)	(3,280,018)	(1,647,540)
Contributions
Employer	263,548	263,000	62,990
Participants	2,568,334	3,046,414	3,599,475
Rollovers	27,665	—	—
	2,859,547	3,309,414	3,662,465
Total Additions to Net Assets	(1,370,223)	29,396	2,014,925
DEDUCTIONS FROM NET ASSETS
Participants distributions	3,988,589	1,649,809	3,125,288
Contractual and professional Fees	13,000	15,026	34,566
Transfer to other plans	—	—	8,224,686
Total Deductions from Net Assets	4,001,589	1,664,835	11,384,540
Net Increase (decrease)	$(5,371,812)	$(1,635,439)	$(9,369,615)
NET ASSETS AVAILABLE FOR PLAN BENEFIT
Beginning of year	37,912,157	39,547,596	48,917,211
End of year	$32,540,345	$37,912,157	$39,547,596

The accompanying notes are an integral
part of these financial statements.

MECHANICAL UNIONS SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS

December 24, 2002

NOTE A - DESCRIPTION OF THE PLAN

The Mechanical Unions Savings Trust (the Plan) is a defined contribution plan established under the collective bargaining agreement between the Globe Newspaper Company, Wilson Tisdale Company (the Company) and nine Mechanical Unions. The Plan became effective on January 1, 1989, was last amended December 12, 1998 and is available to all employees of the participating unions who meet the eligibility requirements. It is intended that the Plan qualify under Section 401(k) of the Internal Revenue Code.

The pension committee, comprised of the plan trustees, serves as the plan administrator. Three union representatives and three representatives of the Company make up the plan trustees.

The Plan's assets are held by Putnam Investments at December 24, 2002 and 2001.

All expenses incurred in the administration of the Plan are paid by the participants.

Eligibility

To be eligible to participate in the Plan, an employee must be at least 21 years of age and a member of one of the nine Mechanical Unions participating in the Plan, and must have worked at least 1,000 hours during the previous 12-month period.

Contributions

Participants enter into a salary reduction agreement with the employer, subject to statutory limitations. Employee contributions under the Plan are tax-deferred and are invested in the Plan in accordance with their investment elections.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charges with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

MECHANICAL UNIONS SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS

December 24, 2002

NOTE A - DESCRIPTION OF THE PLAN - (Continued)

Investments

The Plan's investments are stated at fair value as determined by quoted market prices except for its guaranteed investment contracts with Allmerica Financial which are stated at contract value.

Plan participants may direct the investment of their account balances in any of the following twelve investment options:

1.	Putnam OTC & Emerging Growth Fund
Seeks capital appreciation by investing mainly in stocks of small to midsize emerging growth companies traded on the over-the-counter market and on national exchanges.
2.	Janus Aggressive Growth Fund
Seeks long-term growth of capital. The fund pursues its objective by investing primarily in common stocks selected for their growth potential and normally invests at least 50% of its equity assets in midsize companies.
3.	MAS Small Cap Value Fund
Seeks above-average total return over a market cycle of three to five years by investing primarily in common stocks and other equity securities with equity capitalizations in the range of companies included in the Russell 2000 Index.
4.	Putnam International Growth Fund Seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.
5.	Putnam Investors Fund
Seeks long-term growth of capital by investing mainly in blue-chip stocks – those large, well-established companies – selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.
6.	T. Rowe Price Mid-Cap Value Fund
Seeks long-term growth of capital by investing primarily in the common stocks of midsize companies believed to be undervalued. The fund's focus on mid-cap companies makes it potentially less risky than funds investing in faster growing small company stocks, but more risky than large company stock funds. However, the value approach to stock selection may help reduce overall volatility. The fund is intended for long-term investors who can accept the price fluctuations inherent in common stock investing.

MECHANICAL UNIONS SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS

December 24, 2002

NOTE A - DESCRIPTION OF THE PLAN - (Continued)

7.	Putnam S&P 500 Index Fund Seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.
8.	The Putnam Fund for Growth and Income
Seeks capital growth and current income by investing mainly in attractively priced stocks of mature companies that offer long-term growth potential while also providing income.
9.	Putnam Asset Allocation: Balanced Portfolio
Seeks total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.
10.	PIMCO Total Return Fund
Seeks maximum total return that is consistent with preservation of capital and prudent investment management. The fund invests in a diversified portfolio of fixed-income instruments with an average duration that varies between three and six years.
11.	MUST Stable Value Fund
Seeks stability of principal by investing mainly in investment contracts or similar investments issued by insurance companies, banks, and similar financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.
12.	New York Times Stock
Under this option, your account seeks capital appreciation by investing in common stock of the New York Times. This investment account accepted no new contributions after October 1, 1993.

Vesting

Participants are 100% vested in their contributions and any earnings on their investment account balances.

MECHANICAL UNIONS SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS

December 24, 2002

NOTE A - DESCRIPTION OF THE PLAN - (Continued)

In-Service Withdrawals

A participant may withdraw his contributions prior to age 59½ solely in the event of financial hardship. Determinations of financial hardship shall be made by the plan administrator based on the criteria listed in the plan agreement (conforming with Internal Revenue Service regulations). If a hardship withdrawal is taken the participant will be suspended from making salary savings contributions to this or any other plan maintained by his employer for one year. After age 59½, even if still employed, a participant may request a withdrawal for any reason. Contributions to the plan are not required to be suspended in this situation.

Termination of Employment

If a participant terminates employment due to death, disability or retirement (as defined in the plan agreement), the account becomes 100% distributable. Distribution is made in a lump-sum payment equal to the value of the participant's account.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES

Classification Change

A participant may transfer his account balance to another plan sponsored by the Company if, upon a job classification change, the participant is no longer an eligible employee of the plan.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. All investments are stated at market value or cost plus carrying value (contract value) for the Guaranteed Investment Account. Contract value at December 24, 2002 and 2001 approximates market value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MECHANICAL UNIONS SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS

December 24, 2002

NOTE C – INFORMATION CERTIFIED BY PUTNAM FIDUCIARY TRUST COMPANY

The Company has elected the method of annual reporting compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Accordingly, Putnam Fiduciary Trust Company has certified the following information included in the accompanying financial statements and supplemental schedules as complete and accurate as of December 24, 2002 and 2001 and for the years then ended.

	2002		2001
Investments at Fair Value
Janus Aggressive Growth Fund	$361,611		$417,355
Pimco Total Return Fund	2,245,664	*	1,879,126
T Rowe Price Mid Cap Fund	901,521		666,638
MAS Small Cap Fund	190,150		156,627
Putnam Asset Allocation Balance Fund	1,510,365		2,297,013
Putnam OTC Emerging Growth Fund	836,534		1,105,365
Putnam International Growth Fund	876,365		1,046,605
Putnam Investment Fund	2,863,280	*	3,884,804	*
Putnam Fund for Growth & Income	8,200,421	*	11,028,678	*
Putnam Stable Value Fund	9,288,286	*	8,444,577	*
Putnam S&P 500 Index Fund	4,206,552	*	5,628,230	*
First Allmerica Financial Life	550,359		804,368
New York Time Stock	509,237		552,771
	$32,540,345		$37,912,157

*	Investment represents 5% or more of the Plan's net assets.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) in value as follows:

	2002	2001
Mutual funds	$(4,283,540)	$(3,438,266)
Equity securities	26,006	68,197
	$(4,257,534)	$(3,370,069)

During 2002 and 2001, the Plan earned dividend and interest income as follows:

	2002	2001
Dividend income	$91,224	$83,721
Interest income	52,125	6,330
	$143,359	$90,051

NOTE D – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

MECHANICAL UNIONS SAVINGS TRUST

NOTES TO FINANCIAL STATEMENTS

December 24, 2002

NOTE E – TAX STATUS

The Plan obtained its latest determination letter on January 8, 1993, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, and is, therefore, exempt from federal income taxes.

NOTE F – EMPLOYER CONTRIBUTION

Beginning in fiscal year 1997 the employer has agreed to make annual minimum contributions per participant to all participants eligible at the commencement of each plan fiscal years. Contributions in the amount of $263,548 and $263,000 were made for the 2002 and 2001 plan years respectively.

NOTE G – CHANGE OF INVESTMENT CUSTODIAN

On July 7, 2000, the Trustees transferred all investments to Putnam Investments. Investment alternatives and characterizations are substantially identical to the Allmerica Financial Group Annuity contract. Contemporaneously, certain participants (foremen) were transferred to another Company sponsored Plan. Total assets for these participants amounted to $8,224,686 at the date of transfer.

SCHEDULE I

MECHANICAL UNION SAVINGS TRUST
04-1371160
SCHEDULE H LINE 4(i)

SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 24, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Janus Funds	Janus Aggressive Growth Fund 23,120 shs	**	$361,611
	PIMCO Funds	Pimco Total Return Fund 211,058 shs	**	2,245,164
	T Rowe Price	T Rowe Price Mid Cap Fund 60,021 shs	**	901,521
	MAS Funds	MAS Funds 12,676 shs	**	190,150
*	Putnam Investments	Putnam Asset Allocation Balanced Portfolio 179 378 shs	**	1,510,365
*	Putnam Investments	Putnam OTC & Emerging Growth Fund 159,036 shs	**	836,534
*	Putnam Investments	Putnam Int'l Growth Fund 53,113 shs	**	876,365
*	Putnam Investments	Putnam Investors Fund 317,436 shs	**	2,863,280
*	Putnam Investments	Putnam Fund for Growth & Income 573,857 shs	**	8,200,421
*	Putnam Investments Putnam Stable Value Fund	Common Collective Trust	**	9,288,286
	First Allmerica financial Life	Insurance Guaranteed Income Contract	**	550,359
*	Putnam Investments	Putnam S&P 500 Index Fund	**	4,206,552
*	New York Times	Common Stock 11,248 shs	**	509,237
	TOTAL		**	$32,540,345

*	Parties in interest
**	Cost information is omitted for participant directed transactions under an individual account plan.

The accompanying notes are an integral part of these financial statements.